UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THE PEP BOYS – MANNY, MOE & JACK
(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first two paragraphs of the subsection entitled “Antitrust Compliance” to read as follows:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, Bridgestone Corporation and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 13, 2015. On November 23, 2015, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider
Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	November 23, 2015